UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)*


                               IPIX CORPORATION
                       -------------------------------
                               (Name of Issuer)

                                Common Stock
                       -------------------------------
                        (Title of Class of Securities)

                                 46059S200
                             ------------------
                               (Cusip Number)

                             D. Stephen Morrow
                      NewSouth Capital Management, Inc.
                          1100 Ridgeway Loop Rd.
                                Suite 444
                            Memphis, TN  38120
                   ---------------------------------------
          (Name, Address and Telephone Number of Person Authorized to receive Notices and Communications)

                              May 27, 2004
                   ---------------------------------------
           (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e) or 240.13d-1(f) or 240.13d-1(g),
check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise
subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).
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1.    NAME OF REPORTING PERSON SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      NewSouth Capital Management, Inc.
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a): X
        (b):
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3.    SEC USE ONLY
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4.    SOURCE OF FUNDS:  WC
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5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS   2(d) or 2 (e):
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6.    CITIZENSHIP OR PLACE OF ORGANIZATION:  Tennessee
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NUMBER OF SHARES        7.	SOLE VOTING POWER    		1,087,928 (1)
BENEFICIALLY OWNED	8.	SHARED VOTING POWER			0
BY EACH REPORTING 	9.	SOLE DISPOSITIVE POWER		1,087,928 (1)
PERSON                 10.	SHARED DISPOSITIVE POWER	   	0

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11.  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON 1,087,928 (2)

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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        6.5% (2)
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14.  TYPE OF REPORTING PERSON*  I/A
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(1) Consists of (i) 167,179 shares of Common
Stock issued upon conversion of shares of Series B Preferred
Stock, and shares of Common Stock received in lieu of cash dividends payable on the Series B Preferred Stock and
(ii) 920,749 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock, each of which is convertible into 9.2075 shares of common stock
(subject to adjustment).

(2) Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

ITEM 1.   SECURITY AND ISSUER.

        This Amendment #2 to the statement on Schedule 13D ("Amendment) relates to the Common Stock, $.001 par value per share (the "Common Stock") of IPIX Corporation (the "Company") and is being filed by NewSouth Capital Management, Inc., ("NewSouth") for the accounts of its advisory clients and to amend the statement initially filed on May 11, 2004, and amended on May 12, 2004. The principal executive offices of the Company are located at 3160 Crow Canyon Road, Suite 400 San Ramon,
CA  94503, (925) 242-4000.

ITEM 4.   PURPOSE OF THE TRANSACTION.

	   Item 4 of this Statement is amended in its entirety, as follows:
	   NewSouth acquired the Series B Preferred Stock and the Common Stock for investment purposes on behalf of its clients.
On April 19, 2004, NewSouth agreed with certain other Series B Preferred Stockholders (identified in Item 5 below "Memphis
Angels" and "First Avenue")to share power to dispose or direct the disposition of 4,333,378 shares of Common Stock by executing sales through a broker dealer in open market transactions (the "Disposition Agreement"). On May 27, 2004, NewSouth, Memphis Angels, and First Avenue completed the sale of all 4,333,378 shares of Common Stock subject to the Disposition Agreement. NewSouth beneficially owned 863,203 of the shares of Common Stock sold pursuant to the Disposition Agreement.

	   The purpose of the Disposition Agreement was accomplished on May 27, 2004, and the agreement therefore expired in accordance with its terms. Accordingly, on May 27, 2004, NewSouth ceased to be a member of a group that includes Memphis Angels and/or First avenue or any other person.

	   NewSouth has no current plans or proposals which relate to or would result in any transaction, change, or event specified in sections (b) through (j) of Item 4 of Schedule 13D. NewSouth may in the ordinary course of its business as an investment advisor, acquire or dispose of additional shares of Common Stock through conversion of additional shares of Series B Preferred
Stock or election to receive share dividends in lieu of cash and may purchase or dispose of shares of Common Stock through open market or private transactions. NewSouth will continue to evaluate the Company's business, its prospects for the future, and general economic and market conditions. NewSouth's decisions concerning the acquisition or disposition of additional securities of the Company will be based on these factors and the investment objectives of its clients.

	   NewSouth disclaims beneficial ownership of any of the Common Stock, Series B Preferred Stock, or other securities of the issuer held by Memphis Angels and First Avenue.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

	  Item 5 of this statement is amended as follows:

        (a) NewSouth is deemed to be the beneficial owner of 1,087,928 shares of the Company's common stock held in its clients investment accounts. These shares, based on the capitalization of the Company on April 16, 2004
(as reported on its Form 10Q filed on April 19, 2004) represent approximately 6.5% of the voting power of the outstanding common stock and common stock issuable upon conversion of the Series B Preferred Stock held by NewSouth.

        Based on information available to NewSouth, (i)Memphis Angels may be deemed to be the beneficial owner of 5,751,506 shares of the Company's Common Stock, which represents approxi-mately 27.2% of the voting power of the Common Stock and the Common Stock issuable upon conversion of the Series B Preferred Stock held by Memphis Angels and (ii) First Avenue may be deemed to be the beneficial owner of 910,131 shares of Common Stock which represents approximately 5.5 % of the voting power of the Common Stock and the Common Stock issuable upon conversion of the Series B Preferred Stock held by First Avenue.

	Of the 1,087,928 shares of Common Stock beneficially owned by NewSouth, NewSouth has the sole power to vote or to direct the vote of, and to dispose or direct the disposition of 1,087,928 shares of Common Stock.

	The 1,087,928 shares of Common Stock beneficially owned by NewSouth over which NewSouth has the sole power to vote or direct the vote, include the following: (i) 167,179 shares of Common Stock (ii) 920,749 shares of Common Stock underlying 100,000 shares of Series B Preferred stock that NewSouth purchased from the Company in a private transaction on September 26, 2001.

	The 1,087,928 shares of Common Stock beneficially owned by NewSouth over which NewSouth has sole power to dispose or direct the disposition, include the following: (i) 167,179 shares of Common Stock and (ii) 920,749 shares of Common Stock underlying 100,000 shares of Series B Preferred Stock that NewSouth acquired in a private transaction on September 26, 2001.

       (b) The parties to the Disposition Agreement with NewSouth, which expired on May 27, 2004, were First Avenue Partners, L.P., a Tennessee limited partnership("First Avenue") and Memphis Angels, LLC,a Delaware, LLC ("Memphis Angels"). First Avenue is engaged in the business of investing in the securities of private and public companies. Its offices are located at 30 Burton Hills Boulevard, Nashville, TN 37215. Memphis Angels is engaged in the business of investing in securities of public and private technology companies. Its offices are located at 1661 International Drive, Suite 330, Memphis, TN 38120.
Memphis Angels, in its Schedule 13D filed on May 24, 2001 and subsequently amended, has filed as a member of a group which includes certain of its affiliates. For convenience, all such persons shall be referred to in this statement as "Memphis
Angels."

        Based on information available to NewSouth, the parties to the Disposition Agreement with NewSouth had the following interests in the securities of the Company on May 27, 2004.






First Avenue Partners, L.P.
                                Common Stock         Percent of
                               Beneficially Owned       Class

Sole Voting Power			      910,131
Shared Voting Power                    0
Sole Dispositive Power 			910,131
Shared Dispositive Power 		   0
Aggregate Amount Beneficially Owned	910,131		   5.5%


Memphis Angels, LLC
                                Common Stock           Percent of
                              Beneficially Owned       Class

Sole Voting Power  			5,751,506
Shared Voting Power                    0
Sole Dispositive Power 			5,751,506
Shared Dispositive Power 		   0
Aggregate Amount Beneficially Owned	5,751,506 		   27.2%


        (c) Transactions in the common stock of the Company by NewSouth and parties to the Disposition Agreement during the sixty days ended on May 27, 2004 are as follows:

April 13, 2004

        NewSouth: Issuance of 969,837 shares of common stock upon conversion of 93,750 shares of Series B Preferred Stock and for dividends accrued through the date of conversion as required under the terms of the preferred stock.

        Memphis Angels: Issuance of 3,000,029 shares of common stock upon conversion of 290,000 shares of Series B
Preferred Stock and for dividends accrued through the date of conversion as required under the terms of the preferred stock.

        First Avenue: Issuance of 898,819 shares of common stock upon conversion of 86,885 shares of Series B
Preferred Stock and for dividends accrued through the date of conversion as required under the terms of the preferred stock.

April 20, 2004

        NewSouth: Sale of 327,916 shares of common stock for a price per share of $9.8563 in an open market transaction.

        Memphis Angels: Sale of 1,014,353 shares of common stock for a price per share of $9.8563 in an open market transaction.

        First Avenue: Sale of 303,904 shares of common stock for a price per share of $9.8563 in an open market transaction.


April 21, 2004

        NewSouth: Sale of 211,121 shares of common stock for a price per share of $9.0034 in an open market transaction.

        Memphis Angels: Sale of 653,068 shares of common stock for a price per share of $9.0034 in an open market transaction.

        First Avenue: Sale of 195,661 shares of common stock for a price per share of $9.0034 in an open market transaction.

April 22, 2004

        NewSouth: Sale of 27,061 shares of common stock for a price per share of $9.0001 in an open market transaction.

        Memphis Angels: Sale of 83,708 shares of common stock for a price per share of $9.0001 in an open market transaction.

        First Avenue: Sale of 25,079 shares of common stock for a price per share of $9.0001 in an open market transaction.



April 26, 2004

        NewSouth: Sale of 74,384 shares of common stock for a price per share of $9.0178 in an open market transaction.

        Memphis Angels: Sale of 230,095 shares of common stock for a price per share of $9.0178 in an open market transaction.

        First Avenue: Sale of 68,937 shares of common stock for a price per share of $9.0178 in an open market transaction.

April 27, 2004

        NewSouth: Sale of 26,765 shares of common stock for a price per share of $9.0120 in an open market transaction.

        Memphis Angels: Sale of 82,792 shares of common stock for a price per share of $9.0120 in an open market transaction.

        First Avenue: Sale of 24,805 shares of common stock for a price per share of $9.0120 in an open market transaction.

May 6, 2004

	  NewSouth: Sale of 56,070 shares of Common Stock for a price per share of $9.1808 in an open market transaction.

	  Memphis Angels: Sale of 173,441 shares of Common Stock for a price per share of $9.1808 in an open market transaction.

	  First Avenue: Sale of 51,964 shares of Common Stock for a price per share of $9.1808 in an open market transaction.

May 26, 2004

	  NewSouth: Sale of 92,996 shares of common stock for a price per share of $9.0321 in an open market transaction.

	  Memphis Angels: Sale of 287,668 shares of common stock for a price per share of $9.0321 in an open market transaction.

	   First Avenue: Sale of 86,186 shares of common stock for a price per share of $9.0321 in an open market transaction.

May 27, 2004

	   NewSouth: Sale of 46,890 shares of common stock for a price per share of 9.0198 in an open market transaction.

	   Memphis Angels: Sale of 145,050 shares of common stock for a price of $9.0198 per share in an open market transaction.

	   First Avenue: Sale of 43,464 shares of common stock for a price per share of $9.0198 in an open market transaction.

        (d) No amendment

	  (e) No amendment

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATION-
		SHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

	   Item 6 is hereby amended by deleting the last paragraph thereof and substituting the following therefore:

	   The Disposition Agreement expired by its terms on May 27, 2004. Other than the Purchase Agreement, the Registration Rights Agreement, and the Stockholders Agreement described in this Item 6, there are no contracts, arrangements, understandings or relation-ships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrange-ments, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  June 10, 2004

NewSouth Capital Management, Inc.

By:  ______________________________
David Stephen Morrow, Executive Vice President